UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

The Empire State Building

350 Fifth Avenue, Suite 7540

New York, NY 10118

Telephone: +1 (838) 500-8888

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Description of the New Energy Transmission Business” and “Risk Factors Relating to the Energy Transmission Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;

●	our financial performance;

●	developments relating to our competitors and our industry, including the impact of government regulation;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties, including those listed under the captions entitled “Description of the New Energy Transmission Business” and “Risk Factors Relating to the Energy Transmission Business,”

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Description of the New Energy Transmission Business

Antelope Enterprise Holdings Limited (the “Company”) is aiming to launch energy transmission business through AEHL US LLC (“AEHL US”), formerly known as Million Star US Inc., its wholly owned subsidiary organized under the laws of California. AEHL US has taken preliminary steps in developing this business including engaging a broker to source natural gas from natural gas provider in Texas and the procurement of electricity generators. AEHL US plans to supply power to a data center in Midland, Texas. The Company anticipates that its energy transmission business will start operation in the third quarter of 2024.

AEHL US also plans to generate revenue by securing hosting sites for cryptocurrency mining operators as it leverages anticipated cost-effective electricity costs.

Risk Factors Relating to the Planned Energy Transmission Business

We might not be able to launch the energy transmission business as planned or at all, or generate revenue as planned.

Our plan is subject to many factors that are beyond of our control such as fluctuation of the natural gas price, business negotiation with the natural gas provider(s), fluctuation of the crypto price, competition of various electricity suppliers in the region where we plan to operate etc. As a new player in the energy transmission industry, we might not be able to secure natural gas at the price point as we desire and manage the business as planned.

Our financial performance in this planned business will be affected by commodity price fluctuations in the wholesale and retail power and natural gas markets and other market factors that are beyond our control.

We will use natural gas as the source to generate electricity. Market prices for power, generation capacity, ancillary services, natural gas and fuel oil are unpredictable. Depending upon price risk management activity undertaken by us, a decline in market prices for power, generation capacity, and ancillary services may adversely affect our financial performance. Long- and short-term power and natural gas prices may also fluctuate substantially due to other factors outside of our control, including:

● increases and decreases in generation capacity in our markets;

● changes in power transmission or fuel transportation capacity constraints or inefficiencies;

● volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters in our market areas;

● an economic downturn which could negatively affect demand for power;

● changes in the supply of commodities utilized as fuel sources for power generation, including but not limited to coal, natural gas and fuel oil;

● technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

● federal and state power, market and environmental regulation and legislation, including mandating a renewable portfolio standards or creating financial incentives, each resulting in new renewable energy generation capacity creating oversupply; and

● changes in capacity prices and capacity markets.

These factors may cause our operating results of the energy transmission to fluctuate in the future.

Extensive competition in energy transmission businesses could adversely affect our performance.

The power generation industry is characterized by intense competition, and we will encounter competition from utilities, industrial companies, marketing and trading companies and other independent power producers. This competition has put pressure on power utilities to lower their costs, including the cost of purchased power, and increasing competition in the supply of power in the future could increase this pressure. In addition, construction during the last decade has created excess power supply and higher reserve margins in the power trading markets, putting downward pressure on prices.

Other companies we are going to compete with may have greater liquidity, greater access to credit and other financial resources, lower cost structures, greater ability to incur losses, longer-standing relationships with customers, greater potential for profitability from ancillary services or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.

Additionally, there is extensive competition in the retail power markets. Competitors may offer lower prices or other incentives which may attract customers away from our retail subsidiaries. We may also face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with our retail subsidiaries.

We will rely on power transmission and fuel distribution facilities owned and operated by other companies.

We will depend on facilities and assets that we do not own or control for the transmission to our customers of the power produced by our generators and the distribution of natural gas to our generators. If these transmission and distribution systems are disrupted or capacity on those systems is inadequate, our ability to sell and deliver power products or obtain fuel may be hindered. Independent system operators that oversee transmission systems in regional power markets have imposed price limitations and other mechanisms to address volatility in their power markets. Existing congestion, as well as expansion of transmission systems, could affect our performance, which in turn could adversely affect our business.

We may be unable to obtain an adequate supply of fuel in the future.

We aim to obtain substantially all of our physical natural gas supply from third parties pursuant to arrangements that may vary in term, pricing structure, firmness and delivery flexibility.

We are exposed to increases in the price of natural gas, and it is possible that sufficient supplies to operate our portfolio profitably may not continue to be available to us. In addition, we will face risks with regard to the delivery to and the use of natural gas by our electricity generators including the following:

● third-party suppliers may default on natural gas supply obligations, and we may be unable to replace supplies currently under contract;

● market liquidity for physical natural gas and fuel oil or availability of natural gas services (e.g. storage) may be insufficient or available only at prices that are not acceptable to us;

● natural gas quality variation may adversely affect our electricity generator;

● our natural gas and operations capability may be compromised due to various events such as natural disaster, loss of key personnel or loss of critical infrastructure;

● fuel supplies diverted to residential heating for humanitarian reasons; and

● any other reasons.

Our electricity generators will be subject to impairments.

If we were to experience a significant reduction in our expected revenues and operating cash flows for our energy transmission business for an extended period of time from a prolonged economic downturn or from advances or changes in technologies, we could experience future impairments of our electricity generators as a result. There can be no assurance that any such losses or impairments to the carrying value of our financial assets would not have a material adverse effect on our financial condition, results of operations and cash flows.

State legislative and regulatory action could adversely affect our competitive position and business.

Certain states have taken or are considering taking anticompetitive actions by subsidizing or otherwise providing economic support to existing, uneconomic power plants in a manner that could have an adverse effect on the deregulated power markets. If these anticompetitive actions are ultimately upheld and implemented, they could adversely affect capacity and energy prices in the deregulated electricity markets or impede our ability to maintain or expand our retail operations which in turn could have a material adverse effect on our business prospects and financial results.

Existing and future anticipated environmental regulations could cause us to incur significant costs and adversely affect our operations generally or in a particular quarter when such costs are incurred.

Environmental laws and regulations have generally become more stringent over time, and this trend is likely to continue. We will continue to monitor and actively participate in initiatives where we anticipate a material effect on our business.

Environmental regulations could also affect the availability and price of natural gas to be used in our generation facilities.

Departure of a Certain Director

Mr. Qiguo Wang, a member of the board of directors (the “Board”) of Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), resigned from his position as the director of the Company, effective on April 26, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of an Executive Director

On April 26, 2024, the Board appointed Mr. Houyou Zhang as the executive director, with responsibility to help formulate and implement the Company’s business strategy, effective April 26, 2024.

The biographical information of Mr. Zhang is set forth below.

Since March 2023, Mr. Zhang has been a director of YiXiang International LLC, where he secures projects for investment and conducted due diligence. From May 2017 to October 2022, Mr. Zhang was the chairman of Shanghai KKM Asset Management Cok., Ltd., a firm that he founded and where he was engaged in investment and asset management. Mr. Zhang is experienced in quantitative trading in China with 20 years of experience in the finance industry, and he has published widely on finance and investments. Mr. Zhang received a Bachelor’s degree in Engineering from Sichuan University in 2002.

Mr. Zhang will receive $10,000 worth of restricted Class A ordinary shares of the Company, no par value each, monthly at a price that is equal to the closing price of the last trading day of such month. Mr. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Zhang is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Mr. Houyou Zhang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: April 29, 2024